SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL ("Company" or "CSN"), informs its shareholders and the market in general, that it has released the Integrated Report 2018/2019 and the launch of the exclusive ESG content website.

The Integrated Report, available on the new website https://esg.csn.com.br/, provide information on financial and non-financial performance, activities in the different sectors in which it operates and the strategy for generating value for the various stakeholders.

It is also necessary to inform the adhesion as a signatory member of the UN Global Compact, an initiative of the United Nations, which calls on companies to align their strategies and operations with 10 universal principles in the areas of Human Rights, Labor, Environment and Anti-Corruption and to develop actions that contribute to face society's challenges.

On the website https://ri.csn.com.br/ you can download the full PDF report in Portuguese and English.

The Company will continue to evolve in this agenda, with clear and objective goals, keeping the market informed of any relevant new developments.

São Paulo, December 09th 2020.

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.